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                                                                  Exhibit 3(i).1


            The paragraph entitled "Conversion" in Article Fourth, Section 2 of the Company's Articles of Incorporation is amended by adding the following sentence at the end of such paragraph:

            Each outstanding Series A Preferred Share shall automatically convert (without any action on the part of the holder thereof) into one share of common stock, $.001 par value, of the Corporation on the date of, and effective upon, the closing of the transactions contemplated by that certain Stock Purchase Agreement dated as of April 29, 2001 by and among the Corporation, Oselka Heled Trustee Ltd., Oritz Ltd., SBFT & Co. Ltd., Winhall Holding Ltd., Paradis Global Ltd., Gan Paradis Ltd., Bee Byte Ltd., Lotus Invest Ltd., Seapen Corporation Ltd., Patrick Chemoul, Priory Marketing Ltd. and Forexcash Global Trading Ltd.